

June 7, 2019

Chris M. Paris
Senior Vice President and Chief Financial Officer
Jason Industries, Inc.
833 East Michigan Street, Suite 900
Milwaukee, Wischonsin 53202

>   **Re: Jason Industries, Inc.**
>   **Form 10-K/A for the Year Ended December 31, 2018**
>   **Filed May 13, 2019**
>   **Form 8-K Filed May 2, 2019**
>   **File No. 001-36051**

Dear Mr. Paris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Seasonality and Working Capital, page 54

1.   We note your discussion of net operating working capital ("NOWC") as a non-GAAP measure and the related tabular presentation. We also note this non-GAAP measure is calculated from amounts presented in the GAAP balance sheet. Please reconcile NOWC to the most directly comparable GAAP measure which appears to be working capital. See Item 10(e)(1)(i)(B) of Regulation S-K.

Item 9A – Controls and Procedures, page 108

2.   Please expand your discussion of your remediation efforts including the actions you have taken or plan to take in carrying out the remediation plan, and the current status of your

efforts.

<u>Item 15 - Exhibits and Financial Statements Schedules, page 110</u>

3.   You disclose on page 23 that you have no significant assets or operations and that you depend on Jason Incorporated for distributions, loans and other payments to generate the funds to meet your financial obligations and to pay dividends. You also disclose that your credit facilities contain legal and contractual restrictions that may limit your ability to obtain cash from Jason Incorporated. Please tell us how you considered disclosing the nature and amount of these restrictions under the guidance in Rule 4-08(e) of Regulation S-X. Also tell us how you considered whether parent-only financial statements should be furnished in Schedule I under Rule 5-04 and Rule 12-04 of Regulation S-X.

<u>Form 8-K Filed May 2, 2019</u>

<u>Exhibit 99.1</u>

4.   You discussed free cash flow in the key financial results section without discussing the most directly comparable GAAP measure. In your next earnings release, please include the discussion of the most directly comparable GAAP measure with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction